UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27thFloor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Annual General Meeting Results

On May 25, 2023, Paysafe Limited (“we,” “us” or the “Company”) held our Annual General Meeting of Shareholders (the “Meeting”). The following below are the voting results on the matters voted upon at the Meeting, all of which are described more fully in our 2023 Proxy Statement.

•
Matthew Bryant received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2026 annual general meeting of shareholders;

•
Mark Brooker received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2026 annual general meeting of shareholders;

•
Dagmar Kollmann received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2026 annual general meeting of shareholders;

•
Hilary Stewart-Jones received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2026 annual general meeting of shareholders; and

•
Our shareholders approved the re-appointment of Deloitte & Touche, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2023 and authorized our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2023.

This report on Form 6-K and our previous report on Form 6-K filed with the SEC on May 17, 2023 shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-263910), Form S-8 (No. 333-256692) and Form S-8 (No. 333-270582) of the Company and the prospectuses incorporated therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2023	PAYSAFE LIMITED

	By:	/s/ Alexander Gersh
	Name:	Alexander Gersh
	Title:	Chief Financial Officer